Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated May 16, 2013
Relating to Preliminary Prospectus Supplement dated May 13, 2013 and Prospectus dated October 30, 2012
Registration No. 333-184430

EMERALD OIL, INC.

Common Stock

ISSUER FREE WRITING PROSPECTUS

Issuer:	Emerald Oil, Inc.
Ticker / Exchange:	EOX / NYSE MKT
Common stock offered by us:	12,000,000 shares
Over-allotment option:	We have granted the underwriters a 30-day option to purchase up to an aggregate of 1,800,000 additional shares of our common stock to cover any over-allotments.
Common stock outstanding immediately after this offering and the concurrent private placement:	40,327,057 shares
Common stock sold by us in the concurrent private placement:	White Deer Energy L.P. beneficially owns warrants to purchase approximately 16.5% of our outstanding common stock on a fully diluted basis. Within ten business days of the closing of this offering, affiliates of White Deer Energy have agreed to purchase directly from us in a concurrent private placement that number of shares that, inclusive of the warrants held by affiliates of White Deer Energy, equals 19.9% of our common stock outstanding immediately after the closing of this offering. The amount of common stock being sold in this offering, plus the sale of common stock in the concurrent private placement, will total 14,427,399 shares, for gross proceeds of approximately $87.4 million, assuming no exercise of the underwriters’ over-allotment option. In the concurrent private placement, the shares will be sold to affiliates of White Deer Energy at the net offering price of this offering, plus 0.95% of the gross price per share of this offering. Canaccord Genuity, Inc. and Johnson Rice & Company L.L.C. will serve as placement agents for the concurrent private placement. We will pay the placement agents a cash fee equal to 0.95% of the gross sales price of the shares of common stock sold to affiliates of White Deer Energy in the concurrent private placement. The sale of these shares to affiliates of White Deer Energy is not registered in this offering. We refer to the private placement of these shares of common stock as the concurrent private placement.

Public offering price:	$6.10 per share
Price to the Issuer:	$5.81 per share
Use of proceeds:	We estimate that our net proceeds from this offering will be approximately $69.2 million after deducting underwriting discounts and commissions and estimated offering expenses, or approximately $79.7 million if the underwriters exercise the over-allotment option in full. We estimate that our net proceeds from the concurrent private placement will be approximately $14.1 million after deducting the placement agents’ fees and expenses.
We intend to use the net proceeds from this offering and the concurrent private placement, along with cash on hand, cash flow from operations, proceeds from the sale of assets and additional borrowings under our credit facility, to fund our capital budget in 2013 and for general corporate purposes, including working capital.
Trade date:	May 17, 2013
Settlement date:	May 22, 2013
Joint book-running managers:	Canaccord Genuity and Johnson Rice & Company L.L.C.
Co-managers:	SunTrust Robinson Humphrey and Global Hunter Securities

The number of shares to be outstanding after this offering and the concurrent private placement is based on 25,899,658 shares of our common stock outstanding as of May 16, 2013 and excludes 3,499,305 shares that may be issued pursuant to outstanding stock options and restricted stock units, approximately 1,000 shares reserved for issuance under our 2011 Equity Incentive Plan, and the 5,114,633 shares that may be issued pursuant to our outstanding warrants.

USE OF PROCEEDS

We estimate that the net proceeds to be received by us from this offering will be approximately $69.2 million after deducting underwriters discounts and commissions and estimated offering expenses, or approximately $79.7 million if the underwriters exercise the over-allotment option in full. We estimate that our net proceeds from the concurrent private placement will be approximately $14.1 million after deducting the placement agents’ fees and expenses.

The following table sets forth the proceeds we expect to receive from this offering and from the concurrent private placement and our uses of such proceeds.

(in millions)
Gross proceeds from this offering(1)	$73.2
Gross proceeds from the concurrent private placement	$14.2
Use of proceeds
Drilling, development, leasehold acquisition and general corporate purposes(2)	$83.3
Discounts and commissions(3)	3.6
Fees and expenses associated with this offering and the concurrent private placement	0.5
Total use of proceeds	$87.4

_________________

(1)	If the underwriters exercise the over-allotment option in full, the gross proceeds would be approximately $84.2 million.

(2)	We plan to use the net proceeds from this offering and the concurrent private placement, along with cash on hand, cash flow from operations, proceeds from sales of assets and additional borrowings under our credit facility, to fund our approximate $147.6 million capital budget for the period from January 1, 2013 through December 31, 2013. This budget includes plans for drilling 12.8 net wells.

(3)	Includes underwriting discounts and commissions of approximately $3.5 million associated with this offering and placement agents’ fees of approximately $0.1 million associated with the concurrent private placement. If the underwriters exercise the over-allotment option in full, underwriting discounts and commissions for this offering would increase to approximately $4.0 million.

CAPITALIZATION

The following table presents a summary of our cash and cash equivalents and capitalization as of March 31, 2013:

•	on an actual basis;

•	on a pro forma basis giving effect to the sale and issuance of 2,427,399 shares of common stock to be purchased directly from us by affiliates of White Deer Energy in the concurrent private placement, after deducting placement agent fees and estimated expenses; and

•	on a pro forma as adjusted basis, giving further effect to (i) the sale of 12,000,000 shares of common stock in this offering at the public offering price of $6.10 per share, after deducting underwriting discounts and commissions and estimated offering expenses, and (ii) the application of the net proceeds of this offering and the concurrent private placement of approximately $83.3 million as described in “Use of Proceeds.”

You should read the following table in conjunction with our historical financial statements and the related notes thereto incorporated by reference into this prospectus supplement.

	March 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted
	(dollars in thousands) (unaudited)
Cash and Cash Equivalents	$35,794	$49,898	$119,121
Debt
Revolving Credit Facility	15,176	15,176	15,176

Preferred stock (par value $.001 per share; 20,000,000 shares authorized)
Series A Perpetual Preferred Stock – 500,000 issued and outstanding; liquidation preference value of $56,250,000	38,553	38,553	38,553
Series B Voting Preferred Stock – 5,114,633 issued and outstanding; liquidation preference value of $5,115	5	5	5
Shareholders’ Equity
Common stock (par value $.001 per share; 500,000,000 shares authorized); 25,899,658 shares issued and outstanding (actual); 28,327,057 shares issued and outstanding (pro forma) and 40,327,057 shares issued and outstanding (pro forma as adjusted)	26	28	40
Additional paid-in capital	187,966	202,068	271,279
Accumulated deficit	(76,655)	(76,655)	(76,655)
Total Shareholders’ Equity	111,337	125,441	194,664
Total Capitalization	$165,071	$179,175	$248,398

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) AND A PROSPECTUS SUPPLEMENT WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER WILL ARRANGE TO SEND YOU THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT IF YOU REQUEST IT BY CALLING (303) 323-0008.